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                 June 13, 2022

       Maria Woods
       Executive Vice President and General Counsel
       National CineMedia, Inc.
       6300 S. Syracuse Way, Suite 300
       Centennial, Colorado 80111

                                                        Re: National CineMedia,
Inc.
                                                            Registration
Statement on Form S-3
                                                            Filed on June 3,
2022
                                                            File No. 333-265417

       Dear Ms. Woods:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

              Please contact Janice Adeloye at 202-551-3034 or Cara Wirth at 202-551-7127 with any questions.




                 Sincerely,


                 Division of Corporation Finance

                 Office of Trade & Services